UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 339,369,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 339,369,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,369,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Eighteenth Amendment (as defined below) are calculated based on 909,483,192 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2022, as published on the website of ArcelorMittal, and the $100 million in principal amount of Convertible Notes (as defined below) held by Lumen Investments S.à r.l., which are convertible into ArcelorMittal Shares at the minimum conversion ratio under the terms of the Convertible Notes.

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 286,742
	8	SHARED VOTING POWER 339,369,423
	9	SOLE DISPOSITIVE POWER 286,742
	10	SHARED DISPOSITIVE POWER 339,369,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,656,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,500
	8	SHARED VOTING POWER 339,369,423
	9	SOLE DISPOSITIVE POWER 25,500
	10	SHARED DISPOSITIVE POWER 339,369,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,394,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 339,369,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 339,369,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,369,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,711,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,711,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,711,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,658,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,658,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,658,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 18 (this “Eighteenth Amendment”) to Schedule 13D amends and supplements Amendment No. 17 to Schedule 13D, filed February 23, 2022 (the “Seventeenth Amendment”), Amendment No.16 to Schedule 13D, filed November 19, 2021, Amendment No. 15 to Schedule 13D, filed August 2, 2021, Amendment No.14 to Schedule 13D, filed June 22, 2021, Amendment No.13 to Schedule 13D, filed February 16, 2021, Amendment No. 12 to Schedule 13D, filed May 29, 2020, Amendment No. 11 to Schedule 13D, filed May 13, 2020, Amendment No. 10 to Schedule 13D, filed April 12, 2016, Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Eighteenth Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

Schedule A of the Statement is hereby amended and restated by Schedule A of this Eighteenth Amendment.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

No material acquisition of beneficial ownership of ArcelorMittal Shares has been made by any of the persons named in Item 2 of the Statement since the filing of the Seventeenth Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The first six disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

On February 10, 2022 and February 11, 2022, ArcelorMittal announced a sixth buy-back program for an aggregate maximum amount of $1,000,000,000 (the “Sixth Buy-Back Program”). In connection with the Sixth Buy-Back Program, ArcelorMittal and Lumen entered into the Fourth Amendment Agreement (as defined below) governing the sale of ArcelorMittal Shares by Lumen to ArcelorMittal under the Sixth Buy-Back Program. The Sixth Buy-Back Program is ongoing and Lumen has sold 525,177 ArcelorMittal Shares under the Sixth Buy-Back Program as at the date of this Eighteenth Amendment. Lumen no longer intends to sell to ArcelorMittal, and ArcelorMittal no longer intends to acquire from Lumen, ArcelorMittal Shares in the Sixth Buy-Back Program. Accordingly, ArcelorMittal and Lumen entered into the Termination Agreement (as defined below).

The foregoing summary of Lumen’s and ArcelorMittal’s intention to no longer sell and purchase the ArcelorMittal Shares, respectively, under the Sixth Buy-Back Program should be read in conjunction with the full text of the Termination Agreement, a copy of which is included as Exhibit 13 to this Eighteenth Amendment and which is incorporated herein by reference. The descriptions of the Fourth Amendment Agreement and the Termination Agreement as set forth in Item 6 of this Eighteenth Amendment are incorporated by reference herein.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5(a)-(c) of the Statement are hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 266,444,475 ArcelorMittal Shares. Lumen is also the direct owner of $100,000,000 in principal amount of 5.50% Mandatorily Convertible Subordinated Notes due 2023 of ArcelorMittal (the “Convertible Notes”). Lumen may convert its Convertible Notes into 9,266,600 of ArcelorMittal Shares. Accordingly, Lumen is the beneficial owner of 275,711,075 ArcelorMittal Shares in total, representing 30.0% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 63,658,348 ArcelorMittal Shares, representing 7.0% of the ArcelorMittal Shares outstanding.

Grandel Singapore is the indirect owner of 339,369,423 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 339,369,423 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, as discussed in greater detail in Item 2 of the Statement.

Mr. Mittal is the direct owner of 286,742 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel Singapore and accordingly Mr. Mittal is the beneficial owner of 339,656,165 ArcelorMittal Shares in total, representing 37.0% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 378,324 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 154,409 may vest in 2022, 89,933 may vest in 2023, 77,372 may vest in 2024 and 56,610 may vest in 2025. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs.

Mrs. Mittal is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel Singapore and accordingly Mrs. Mittal is the beneficial owner of 339,394,923 ArcelorMittal Shares in total, representing 36.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 349,185 PSUs of which 133,720 may vest in 2022, 82,584 may vest in 2023, 71,050 may vest in 2024 and 61,831 may vest in 2025. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 937,809,772 ArcelorMittal Shares issued as of February 28, 2022 as published on the website of ArcelorMittal, of which 28,326,580 were held by ArcelorMittal as treasury stock, and the Convertible Notes held by the Reporting Persons converted at the minimum conversion ratio under the terms of the Convertible Notes.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 266,444,475 ArcelorMittal Shares. In addition, Lumen also holds Convertible Notes, which it may convert into 9,266,600 ArcelorMittal Shares and would upon conversion have the power to vote or direct the vote or dispose of such ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel Singapore, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 275,711,075 ArcelorMittal Shares, representing 30.0% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel Singapore, by virtue of their indirect beneficial ownership of Nuavam. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares, representing 7.0% of the ArcelorMittal Shares outstanding.

Grandel Singapore has the power to vote or to direct the vote or dispose or direct the disposition of 330,102,823 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel Singapore voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. In addition, Grandel Singapore would also have shared voting and dispositive power over the 9,266,600 ArcelorMittal Shares into which the Convertible Notes held by Lumen may be converted and, accordingly, Grandel Singapore shares the power to vote or to direct the vote or dispose or direct the disposition of 339,369,423 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 330,102,823 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel Singapore, as well as with Lumen, Nuavam and Grandel Singapore as described in the preceding three paragraphs. In addition, the Trustee would also have shared voting and dispositive power over the 9,266,600 ArcelorMittal Shares into which the Convertible Notes held by Lumen may be converted and, accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 339,369,423 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 286,742 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 339,369,423 ArcelorMittal Shares beneficially owned by him, representing 37.0% of the ArcelorMittal Shares outstanding. See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 339,369,423 ArcelorMittal Shares beneficially owned by her, representing 36.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 120,413 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 8,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

(c) Set forth below is a table indicating the number of shares acquired, average price per share, and settlement date for acquisitions of shares by ArcelorMittal from Lumen under the Sixth Buy-Back Program.

Number of shares	Average price per share (euros)	Date of settlement
482,364	27.26	February 22, 2022
42,813	27.33	February 28, 2022

Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Share Repurchase Agreement and Amendments Thereto” in entirety and replacing it with the following:

Share Repurchase Agreement and Amendments Thereto

On February 12, 2021, ArcelorMittal and Lumen entered into a share repurchase agreement (the “Share Repurchase Agreement”) in connection with the First Buy-Back Program and Second Buy-Back Program.

On June 21, 2021, ArcelorMittal and Lumen entered into an amendment to the Share Repurchase Agreement (the “First Amendment Agreement”) in connection with the Third Buy-Back Program.

On July 30, 2021, ArcelorMittal and Lumen entered into a second amendment to the Share Repurchase Agreement (the “Second Amendment Agreement”) in connection with the Fourth Buy-Back Program.

On November 17, 2021, ArcelorMittal and Lumen entered into a third amendment to the Share Repurchase Agreement (the “Third Amendment Agreement”) in connection with the Fifth Buy-Back Program.

On February 15, 2022, ArcelorMittal and Lumen entered into a fourth amendment to the Share Repurchase Agreement (the “Fourth Amendment Agreement”) in connection with the Sixth Buy-Back Program. Under the Fourth Amendment Agreement, Lumen agreed to sell, and ArcelorMittal agreed to purchase, the ArcelorMittal Shares under the Sixth Buy-Back Program in accordance with the provisions therein. While the Sixth Buy-Back Program is ongoing, Lumen no longer intends to sell to ArcelorMittal, and ArcelorMittal no longer intends to acquire from Lumen, ArcelorMittal Shares in the Sixth Buy-Back Program. Accordingly, ArcelorMittal and Lumen entered into a agreement to terminate the Fourth Amendment Agreement (the “Termination Agreement”).

The foregoing summary of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement, the Third Amendment Agreement, the Fourth Amendment Agreement and the Termination Agreement are qualified by references to the full text of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement, the Third Amendment Agreement, the Fourth Amendment Agreement and the Termination Agreement, copies of which are included as Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11, Exhibit 12 and Exhibit 13, respectively, to this Eighteenth Amendment and which are incorporated herein by reference.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between the persons named in Item 2 and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010

5*****	Articles of Association of Grandel Pte. Ltd.
6******	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7*******	Prospectus Supplement of ArcelorMittal, dated May 11, 2020
8********	Share Repurchase Agreement, dated as of February 12, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
9*********	First Amendment Agreement, dated as of June 21, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
10**********	Second Amendment Agreement, dated as of July 30, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
11***********	Third Amendment Agreement, dated as of November 17, 2021, between ArcelorMittal and Lumen Investments S.à r.l.
12*****	Fourth Amendment Agreement, dated as of February 15, 2022, between ArcelorMittal and Lumen Investments S.à r.l.
13	Termination Agreement, dated as of February 25, 2022, between ArcelorMittal and Lumen Investments S.à r.l. (filed herewith)

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
*****	Previously filed as an Exhibit to the Schedule 13D (Amendment No.17) filed with the Commission on February 23, 2022.
******	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.

*******	Incorporated by reference to the SEC filing pursuant to Securities Act Rule 424(b)(5) by the Company on May 13, 2020.
********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.13) filed with the Commission on February 16, 2021.
*********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.14) filed with the Commission on June 22, 2021.
**********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.15) filed with the Commission on August 2, 2021.
***********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.16) filed with the Commission on November 19, 2021.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2022

/s/Lakshmi N. Mittal

Lakshmi N. Mittal

/s/Usha Mittal

Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

/s/Peter Stent

Name: Peter Stent
Title: Authorised Signatory

/s/Anthony Medder

Name: Anthony Medder
Title: Authorised Signatory

GRANDEL PTE. LTD.

/s/Sanjay Shukla

Name: Sanjay Shukla
Title: Director

/s/Jaswinder Kaur

Name: Jaswinder Kaur
Title: Director

LUMEN INVESTMENTS S.À R.L.

/s/Jacques de Patoul

Name: Jacques de Patoul
Title: Class A Manager

/s/Francois-Xavier Goossens

Name: Francois-Xavier Goossens
Title: Class A Manager

NUAVAM INVESTMENTS S.À R.L.

/s/Jacques de Patoul

Name: Jacques de Patoul
Title: Class A Manager

/s/Francois-Xavier Goossens

Name: Francois-Xavier Goossens
Title: Class A Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEE (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Brent Edward York	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	New Zealand
Christopher David Allen	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Thomas Lindsay Slattery	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / Non-executive chairman	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Suzanne Fox	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Kevin Ian Herbert	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Christopher Marc Jones	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British

TERMINATION AGREEMENT RELATING TO THE FOURTH AMENDMENT, DATED 15 FEBRUARY 2022, TO THE SHARE REPURCHASE AGREEMENT DATED 12 FEBRUARY 2021, AS AMENDED

Between

Lumen Investments S.à r.l.

and

ArcelorMittal

[Termination Agreement to the Fourth Amendment to the Share Repurchase Agreement between Lumen Investments S.à r.l. and ArcelorMittal –25 February 2022]

TERMINATION AGREEMENT TO THE FOURTH AMENDMENT TO THE SHARE REPURCHASE AGREEMENT (the “Termination Agreement”), dated 25 February 2022, by and between:

(1)	Lumen Investments S.à r.l., a limited liability company (société à responsabilité limitée), incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 6, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B152.437 (the “Seller”); and
(2)	ArcelorMittal, a Luxembourg société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 24-26, Boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B82.454 (the “Purchaser” and, together with the Seller, the “Parties”).

RECITALS:

(A)	The Purchaser announced on 10 February 2022 and 11 February 2022 a Share buy-back program for an aggregate maximum amount of one billion (1,000,000,000) U.S. Dollars (the “Sixth BB Program”).
(B)	In connection with the Sixth BB Program, the Parties executed and delivered on 15 February 2022 the Fourth Amendment (the “Fourth Amendment”) to the Share Repurchase Agreement dated 12 February 2021, as amended (the “Agreement”), governing the sale of Shares by the Seller to the Purchaser under the Sixth BB Program.
(C)	The Seller no longer wishes to sell to the Purchaser, and the Purchaser no longer wishes to acquire from the Seller, Shares in the Sixth BB Program.
(D)	The Parties propose to terminate the Fourth Amendment by entering into this Termination Agreement.

NOW IT IS HEREBY AGREED as follows:

Clause 1. Definitions.

Unless otherwise stated herein, words and expressions defined in the Agreement shall have the same meaning when used in this Termination Agreement.

Clause 2. Representations and Warranties.

Each of the Purchaser and the Seller repeat the representations and warranties to the other that as made in the Agreement by reference to the facts and circumstances existing on the date of this Termination Agreement and as of the Effective Date (defined below) but as if references in clause 3 (Representations and Warranties) of the Agreement to “the Agreement” were instead to this Termination Agreement.

[Termination Agreement to the Fourth Amendment to the Share Repurchase Agreement between Lumen Investments S.à r.l. and ArcelorMittal –25 February 2022]

Clause 3. Effect of the Termination Agreement.

This Termination Agreement terminates the Fourth Amendment as of the close of business on February 24, 2022 (the “Effective Date”), without prejudice to the settlement of any repurchases initiated prior to such termination.

Clause 4. Governing law; Submission to jurisdiction.

This Termination Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. Each Party irrevocably agrees that the courts of Luxembourg-City have sole and exclusive jurisdiction to decide and to settle any dispute or claim arising out of or relating to this Termination Agreement.

Clause 5. Counterparts.

This Termination Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument. No counterpart shall be effective until each Party has executed at least one counterpart.

[Termination Agreement to the Fourth Amendment to the Share Repurchase Agreement between Lumen Investments S.à r.l. and ArcelorMittal –25 February 2022]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment Agreement as of the date and year first written above.

The Seller

/s/ Evdokia Potolia

By: Evdokia Potolia

Title: A manager

/s/ Jacques de Patoul

By: Jacques de Patoul

Title: A manager

The Purchaser

/s/ h.j. scheffer

By: h.j. scheffer

Title: Company Secretary

/s/ Philippe Noury

By: Philippe Noury

Title: Group Treasurer

[Termination Agreement to the Fourth Amendment to the Share Repurchase Agreement between Lumen Investments S.à r.l. and ArcelorMittal –25 February 2022]